Endava Announces New Member of Board of Directors
London UK, September 25, 2019 - Endava (NYSE: DAVA): announced today the appointment of Sulina Connal to its Board of Directors.
Ms. Connal has served as a Director of Mobile and Connectivity Partnerships at Facebook since October 2017. Prior to that, from April 2014 until September 2017, she served as the Senior Vice President of Strategic Partnerships at Orange. Ms. Connal holds an M.A. from the University of Oxford.
“I am delighted to announce Ms. Connal’s nomination to Endava’s Board of Directors. She brings deep technology expertise and her years of experience at Facebook and Orange will be invaluable to us as we continue to grow our business,” said Trevor Smith, Chairman of the Board of Endava.
“I am pleased and honored to be joining Endava’s Board of Directors. Endava is at the forefront of digital transformation and I look forward to participating in setting the strategic direction of the company as it continues to expand,” said Ms Connal.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 5,754 employees as of June 30, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.